Exhibit 99.1

STRATASYS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2015

(UNAUDITED)

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(UNAUDITED)

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Balance Sheets
In thousands	September 30, 2015	December 31, 2014
ASSETS

Current assets
Cash and cash equivalents	$232,219	$442,141
Short-term bank deposits	30,208	595
Accounts receivable, net	130,699	150,806
Inventories	140,783	123,385
Net investment in sales-type leases	10,702	8,170
Prepaid expenses	6,895	7,931
Deferred income taxes	17,674	25,697
Other current assets	19,108	37,903
Total current assets	588,288	796,628
Non-current assets
Goodwill	481,193	1,323,502
Other intangible assets, net	309,385	597,903
Property, plant and equipment, net	209,432	157,036
Net investment in sales-type leases - long-term	17,769	14,822
Deferred income taxes and other non-current assets	44,821	9,216
Total non-current assets	1,062,600	2,102,479
Total assets	$1,650,888	$2,899,107

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$38,497	$37,359
Short-term debt	-	50,000
Accrued expenses and other current liabilities	42,189	47,760
Accrued compensation and related benefits	36,130	42,332
Obligations in connection with acquisitions	5,949	28,092
Deferred revenues	49,273	45,023
Total current liabilities	172,038	250,566
Non-current liabilities
Obligations in connection with acquisitions - long-term	4,784	26,461
Deferred tax liabilities	24,697	55,835
Deferred revenues - long-term	6,908	5,946
Other non-current liabilities	22,350	25,091
Total non-current liabilities	58,739	113,333
Total liabilities	$230,777	$363,899
Contingencies, see note 10
Redeemable non-controlling interests	2,472	3,969
Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000
shares; 52,031 shares and 50,923 shares issued and outstanding
at September 30, 2015 and December 31, 2014, respectively	141	139
Additional paid-in capital	2,600,287	2,568,149
Accumulated deficit	(1,174,363)	(33,871)
Accumulated other comprehensive loss	(8,699)	(3,647)
Equity attributable to Stratasys Ltd.	1,417,366	2,530,770
Non-controlling interests	273	469
Total equity	1,417,639	2,531,239
Total liabilities and equity	$1,650,888	$2,899,107

The accompanying notes are an integral part of these condensed consolidated financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Operations and Comprehensive Loss
	Three Months Ended September 30,		Nine Months Ended September 30,
in thousands, except per share data	2015	2014	2015	2014
Net sales
Products	$118,473	$160,200	$379,630	$443,542
Services	49,107	43,410	143,003	89,474
	167,580	203,610	522,633	533,016
Cost of sales
Products	213,431	85,437	379,468	219,853
Services	34,045	30,326	94,065	55,954
	247,476	115,763	473,533	275,807
Gross profit (Loss)	(79,896)	87,847	49,100	257,209
Operating expenses
Research and development, net	37,698	23,353	90,442	59,081
Selling, general and administrative	121,304	110,803	321,493	256,349
Goodwill impairment	695,458	-	845,858	-
Change in fair value of obligations in connection with acquisitions	(3,022)	5,578	(22,958)	(1,289)
	851,438	139,734	1,234,835	314,141
Operating loss	(931,334)	(51,887)	(1,185,735)	(56,932)

Financial expense, net	(3,505)	(1,384)	(9,340)	(2,383)

Loss before income taxes	(934,839)	(53,271)	(1,195,075)	(59,315)

Income taxes	(33,402)	(21,919)	(54,090)	(31,877)

Net loss	$(901,437)	$(31,352)	$(1,140,985)	$(27,438)

Net loss attributable to non-controlling interest	(164)	(24)	(493)	(24)

Net loss attributable to Stratasys Ltd.	$(901,273)	$(31,328)	$(1,140,492)	$(27,414)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(17.35)	$(0.62)	$(22.21)	$(0.55)
Diluted	$(17.35)	$(0.62)	$(22.21)	$(0.55)

Weighted average ordinary shares outstanding
Basic	51,941	50,490	51,437	49,717
Diluted	51,941	50,490	51,437	49,717

Comprehensive loss
Net loss	$(901,437)	$(31,352)	$(1,140,985)	$(27,438)
Other comprehensive loss, net of tax:
Losses on securities reclassified into earnings	-	-	-	167
Foreign currency translation adjustments	(796)	(1,802)	(6,216)	(2,325)
Unrealized gains (losses) on derivatives designated as
cash flow hedges	(474)	(1,149)	1,164	(1,105)
Other comprehensive loss, net of tax	(1,270)	(2,951)	(5,052)	(3,263)
Comprehensive loss	(902,707)	(34,303)	(1,146,037)	(30,701)
Less: comprehensive loss attributable to non-controlling interests	(164)	(24)	(493)	(24)
Comprehensive loss attributable to Stratasys Ltd.	$(902,543)	$(34,279)	$(1,145,544)	$(30,677)

The accompanying notes are an integral part of these condensed consolidated financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Cash Flows
	Nine Months Ended September 30,
in thousands	2015	2014
Cash flows from operating activities
Net loss	$(1,140,985)	$(27,438)
Adjustments to reconcile net loss to
net cash used in operating activities:
Goodwill impairment	845,858	-
Impairment of other intangible assets	236,393	14,635
Depreciation and amortization	83,887	79,155
Stock-based compensation	24,160	21,411
Foreign currency transaction loss	6,892	4,953
Deferred income taxes	(61,208)	(45,188)
Change in fair value of obligations in connection with acquisitions	(22,958)	(1,289)
Other non-cash items	213	(842)

Change in cash attributable to changes in operating assets
and liabilities, net of the impact of acquisitions:
Accounts receivable, net	18,390	(32,972)
Inventories	(23,193)	(31,710)
Net investment in sales-type leases	(5,479)	(4,206)
Other receivables and prepaid expenses	14,617	(10,516)
Other non-current assets	(99)	813
Accounts payable	(3,755)	(615)
Other current liabilities	(6,247)	20,005
Deferred revenues	6,113	7,598
Other non-current liabilities	(2,236)	5,160
Net cash used in operating activities	(29,637)	(1,046)

Cash flows from investing activities
Purchase of property and equipment	(75,443)	(43,799)
Proceeds from maturities of short-term bank deposits	158,176	475,988
Investment in short-term bank deposits	(182,286)	(360,029)
Cash paid for acquisitions, net of cash acquired	(9,905)	(141,706)
Purchase of investments	-	(3,267)
Acquisition of intangible assets	(2,051)	(2,803)
Proceeds from the sale of investments	-	1,634
Other investing activities	(294)	(81)
Net cash used in investing activities	(111,803)	(74,063)

Cash flows from financing activities
Proceeds from short-term debt	125,000	50,000
Repayment of short-term debt	(175,000)	-
Payments of obligations in connection with acquisitions	(18,846)	(10,795)
Proceeds from exercise of stock options	2,352	7,587
Acquisition of non-controlling interest	-	(2,170)
Excess tax benefit from stock options	-	916
Net cash provided by (used in) financing activities	(66,494)	45,538

Effect of exchange rate changes on cash and cash equivalents	(1,988)	(1,016)

Net change in cash and cash equivalents	(209,922)	(30,587)
Cash and cash equivalents, beginning of period	442,141	414,088

Cash and cash equivalents, end of period	$232,219	$383,501

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Supplemental disclosure of cash flow information:

	Nine Months Ended September 30,
in thousands	2015	2014
Transfer of fixed assets to inventory	$3,633	$1,605
Transfer of inventory to fixed assets	4,090	6,079

Fair value of assets acquired, including $509 and $6,501 of cash acquired for
the nine months ended September 30, 2015 and 2014, respectively	$12,061	$346,580
Less liabilities assumed	(2,156)	(17,363)
Net acquired assets	9,905	329,217

Cash paid for acquisitions	$10,414	$148,207
Shares and other consideration	-	181,010
	$10,414	$329,217

The accompanying notes are an integral part of these condensed consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Basis of Presentation and Consolidation

Stratasys Ltd. (collectively with its subsidiaries, the “Company”) is a 3D solutions company, offering additive manufacturing (“AM”) solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. The Company’s solutions include products ranging from entry-level desktop 3D printers to systems for rapid prototyping (“RP”) and large production systems for direct digital manufacturing (“DDM”). The Company also develops, manufactures and sells materials for use with its systems and provides related service offerings. The Company also provides a variety of custom manufacturing solutions through its direct manufacturing printed parts service as well as related professional services offerings.

The condensed consolidated interim financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

The consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. Certain prior period amounts have been reclassified to conform to the current period presentation. The results of operations for the three and nine months ended September 30, 2015 are not necessarily indicative of the results to be expected for the full year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted. The reader is referred to the audited consolidated financial statements and notes thereto for the year ended December 31, 2014, filed as part of the Company’s Annual Report on Form 20-F for such year.

Recently issued and adopted accounting pronouncements

In September 2015, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standard Update (“ASU”), which simplifies the accounting for measurement-period adjustments. This ASU requires that the cumulative impact of a measurement period adjustment (including the impact on prior periods) be recognized in the reporting period in which the adjustment is identified. This is a change from the previous requirement that the adjustments be recorded retrospectively. This ASU also requires disclosure regarding the portion of the adjustment recorded in the current period earnings, per line item, that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. This ASU is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2015 Early application is permitted and should be applied prospectively. The Company has early adopted this ASU as of September 30, 2015. The adoption did not have a material effect on the Company's condensed consolidated financial statements.

In July 2015, FASB issued an ASU, which simplifies the guidance on the subsequent measurement of inventory. Under this ASU, inventory will be measured at the “lower of cost and net realizable value” and options that currently exist for “market value” will be eliminated. This ASU defines net realizable value as the “estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation”. No other changes were made to the current guidance on inventory measurement. This ASU is effective for interim and annual periods beginning after December 15, 2016. Early application is permitted and should be applied prospectively. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financial statements.

In November 2014, the FASB issued an ASU, which clarifies how current guidance should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. The ASU clarifies that an entity should consider all relevant terms and features on the basis of relevant facts and circumstances, including the embedded derivative feature being evaluated for bifurcation, in evaluating the nature of a host contract. This ASU is effective for annual reporting periods, including interim periods within those reporting periods, beginning after December 15, 2015. Earlier adoption is permitted. This ASU can be adopted either retrospectively to each prior reporting period presented or as a cumulative-effect adjustment as of the date of adoption. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede the current revenue recognition guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle of the new revenue recognition standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new revenue recognition standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for annual reporting periods beginning after December 15, 2016. This standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is currently evaluating the impact of the adoption of the new revenue recognition standard on its consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 2. Acquisitions and Other Business Activities

Acquisitions

RTC Rapid Technologies Transaction

On July 1, 2015 the Company acquired 100% of the outstanding shares of RTC Rapid Technologies GmbH (“RTC”), which is a key channel partner in Germany. This acquisition is expected to strengthen the Company’s presence in Germany, Switzerland and Austria, and enable the Company to offer full suite of Stratasys 3D printing solutions and services to the installed base of RTC.

Financial information giving effect to this business combination has not been provided as the acquisition is not material.

Transaction in China

On February 10, 2015, the Company acquired certain assets and assumed certain liabilities of Intelligent CAD/CAM Technology Ltd., a Hong Kong company. This acquisition is expected to enable the Company to expand its operations in the Chinese market.

Financial information giving effect to this business combination has not been provided as the acquisition is not material.

Solid Concepts Transaction

On July 14, 2014 (the “Solid Concepts transaction date”), the Company completed the acquisition of 100% of the outstanding shares of Solid Concepts Inc. (“Solid Concepts”), an independent additive manufacturing service bureau for a total consideration of approximately $185.4 million. This transaction has enabled the Company to expand its existing digital manufacturing printed parts services and to create a leading strategic platform to meet a broad range of customers’ additive manufacturing needs and provide opportunities to leverage manufacturing services capabilities.

In exchange for 100% of the outstanding shares of Solid Concepts, the Company issued 978,601 ordinary shares, paid cash upon closing and was obligated to pay an additional holdback cash payment deferred for six months, which was paid in January 2015. In addition, the Company is obligated to pay additional deferred payments in three separate annual installments after the Solid Concepts transaction date (“deferred payments”). Subject to certain requirements for cash payments, the Company retains the discretion to settle the deferred payments in its shares, cash or any combination of the two. The deferred payments are also subject to certain adjustments based on the Company’s share price.

The Solid Concepts transaction is reflected in accordance with ASC Topic 805, “Business Combinations”, using the acquisition method of accounting with the Company as the acquirer. The following table summarizes the fair value of the consideration transferred to Solid Concepts stockholders for the Solid Concepts transaction:

U.S. $ in thousands
Issuance of ordinary shares	$97,869
Cash paid upon closing	40,130
Holdback amount	3,839
Deferred payments	43,576
Total fair value of consideration transferred	$185,414

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The fair value of the ordinary shares issued was determined based on the closing market price of the Company’s ordinary shares on the Solid Concepts transaction date.

The deferred payments are recognized as liabilities at fair value in the Company’s consolidated balance sheets and are classified under short-term and long-term obligations in connection with acquisitions. The fair value of the deferred payments was determined based on the closing market price of the Company’s ordinary shares on the Solid Concepts transaction date, adjusted to reflect a discount for lack of marketability for the applicable periods. The discount for lack of marketability was calculated based on the historical volatility of the Company’s share price and thus represents a Level 3 measurement within the fair value hierarchy.

During July 2015, the Company issued 118,789 ordinary shares valued at $4.1 million and paid cash of $0.5 million to settle the first annual installment of the deferred payments. As of September 30, 2015, the total amount of the remaining deferred payments, which does not reflect a discount for lack of marketability, was approximately $9.5 million, based on the Company’s share price as of that date. The fair value of the remaining deferred payments was $8.1 million as of September 30, 2015.

The fair value of the deferred payments is primarily linked to the Company’s share price. An increase of 10% in the Company’s share price as of September 30, 2015 would have increased the fair value of the remaining deferred payments by $0.8 million.

In addition, changes in Level 3 inputs that were used in the fair value calculation might change the fair value of the deferred payments. A decrease of 10% in the Company’s share price volatility used in the calculation for discount for lack of marketability as of September 30, 2015 would increase the fair value of the Company’s deferred payments liability by approximately $0.2 million.

Under the terms of the definitive agreement, certain of Solid Concepts’ employees may also qualify for retention-related payments that are linked to the Company’s share price. The retention-related payments will be paid in three separate annual installments after the Solid Concepts transaction date (“deferred retention payments”).

During July 2015, the Company issued 117,611 ordinary shares valued at $4.1 million and paid cash of $2.8 million to settle the first annual installment of the deferred retention payments.

Based on the Company’s share price as of September 30, 2015, the total remaining deferred retention payments will amount to approximately $11.1 million.

Subject to certain requirements for cash payments, the Company retains the discretion to settle any of the amounts payable under the definitive agreement in its shares, cash or any combination of the two. These amounts are also subject to certain adjustments based on the Company’s share price.

The unaudited pro forma condensed financial results have been prepared using the acquisition method of accounting and are based on the historical financial information of the Company and Solid Concepts. The unaudited pro forma condensed financial results have been prepared for illustrative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the acquisition of Solid Concepts occurred on January 1, 2013, or of future results of the combined entities. The unaudited pro forma condensed financial information does not reflect any operating efficiencies and expected realization of cost savings or synergies associated with the acquisition.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Unaudited supplemental pro forma combined results of operations:

	Three months ended	Nine months ended
	September 30, 2014	September 30, 2014
	(U.S. $ in thousands, except per share date)
Net sales	$205,356	$568,274
Net loss attributable to Stratasys Ltd.	(18,203)	(15,590)
Net loss per ordinary share attributable to Stratasys Ltd.- basic and diluted	$(0.36)	$(0.31)

Adjustments for the supplemental pro forma combined results of operations are as follows:

	Three months ended	Nine months ended
	September 30, 2014	September 30, 2014
	(U.S. $ in thousands)
Supplemental pro forma combined results of operations:
Adjustments due to amortization of intangibles	$69	$2,893
Adjustments due to retention bonuses	(3,993)	5,086
Adjustments due to expenses related to business combination
(deal fees and other integration expenses)	(21,362)	(26,327)
Adjustments due to financial expenses related to Solid Concept's debts	(182)	(406)
Taxes related adjustments to the supplemental pro forma	8,883	5,519
	$(16,585)	$(13,235)

Other Business Activities

In September 2015, the Company terminated its $250 million five-year revolving credit facility under the credit agreement, dated November 7, 2013, with Bank of America, N.A., or BofA, as administrative agent and swing line lender, and the other lenders party thereto (the “Revolving Credit Facility”). In connection with the termination of the Revolving Credit Facility, the Company repaid all of its outstanding short-term debt thereunder, in an amount of approximately $175 million. That payment was made from the Company’s available cash balances. As a result of the extinguishment of its short-term debt under the Revolving Credit Facility, the Company has recorded an additional financial expense of $2.7 million. The termination of the Company’s Revolving Credit Facility was executed as part of the Company’s assessment of its policies with respect to its working capital and cash management and will enable the Company to reduce its future interest expenses. The Company expects to have sufficient liquidity to fund its operations and working capital needs following the termination of the Revolving Credit Facility.

In April 2015, the Company purchased the rights to land and a new building under construction in Rehovot, Israel (the “new Rehovot Property”) for total consideration of approximately $39 million. The new Rehovot Property includes 11,700 square meters (approximately 126,000 square feet) of new building space under construction and additional building rights for 36,000 square meters (approximately 387,500 square feet). The new Rehovot Property will house the Company’s Israeli headquarters, research and development facilities and certain manufacturing activities.

In April 2015, the Company initiated a reorganization plan that is intended to focus efforts on improving and iterating products, growing the 3D ecosystem, and expanding its presence in the professional, education and consumer markets as well as, adjusting the Company's cost structure. This reorganization initiative included, among others actions, a reduction in the number of employees, consolidation of certain facilities and closing of MakerBot’s three retail stores. Through this reorganization initiative, the Company expects to achieve costs savings, improve operational efficiencies and to better position itself for market penetration.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 3. Inventories

Inventories consisted of the following:

	September 30,	December 31,
	2015	2014
	U.S. $ in thousands
Finished goods	$89,774	$66,779
Work-in-process	5,851	7,815
Raw materials	45,158	48,791
	$140,783	$123,385

Note 4. Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of the Company’s goodwill for the nine months ended September 30, 2015, were as follows:

U.S. $ in millions
Goodwill as of December 31, 2014	$1,323.5
Goodwill impairment charges	(845.9)
Goodwill acquired	5.4
Translation differences	(1.8)
Goodwill as of September 30, 2015	$481.2

Goodwill Impairment

The Company reviews goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. During the third quarter of 2015, the Company determined that certain indicators of potential impairment that required an interim goodwill impairment analysis for all of its reporting units existed as of September 30, 2015. These indicators included a further significant decline in the Company’s market capitalization for a sustained period and weaker than expected operating results of its reporting units for the third quarter of 2015, which resulted in changes to the Company’s near-term cash flows projections. The changes in the near-term cash flows projections reflect the increased uncertainty in the 3D printing environment. Accordingly, the Company performed a quantitative two-step assessment for goodwill impairment for each of its reporting units.

As part of the first step of the two-step impairment test, the Company compared the fair value of each of its reporting unit to its carrying value and determined that the carrying amount of its reporting units exceeds its fair values. The Company estimated the fair value of each of its reporting units by using an income approach based on discounted cash flows, which utilized Level 3 measures that represent unobservable inputs into the Company’s valuation method. The assumptions used to estimate the fair value of the Company’s reporting units were based on expected future cash flows and an estimated terminal value using a terminal year growth rate based on the growth prospects for each reporting unit. The Company used an applicable discount rate for each of its reporting units which reflected the associated specific risks for each reporting unit’s future cash flows. The Company also tested the reasonableness of the estimated fair values of its reporting units by comparing the indicative valuation multiples of the reporting units to their relevant peer companies.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As part of the second step of the two-step impairment test, the Company performed a preliminary calculation for the implied fair value of goodwill of its reporting units.

The preliminary second step of the goodwill impairment test is incomplete, due to the significant amount of work required to calculate the implied fair value of goodwill and due to the timing of the identification of the interim impairment indicators. The significant items in the step-two test that are incomplete include, but are not limited to, the valuation of certain intangible assets. The Company expects to finalize the measurement of its implied goodwill impairment charge during the fourth quarter of 2015.

Stratasys-Objet Reporting Unit

The Company updated its cash flow projections and related assumptions based on the indicators set forth above, for the Stratasys-Objet reporting unit and performed a preliminary two-step goodwill impairment test.

The updated Stratasys-Objet reporting unit’s impairment analysis performed as part of the preliminary step two of the goodwill impairment test determined that the carrying amount of goodwill assigned to the Stratasys-Objet reporting unit exceeded its implied fair value. As a result, the Company recorded a non-tax-deductible impairment charge of $475.6 million, in order to reduce the carrying amount of goodwill to its implied fair value.

When evaluating the fair value of Stratasys-Objet reporting unit the Company used a discounted cash flow model. Key assumptions used to determine the estimated fair value include: (a) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, costs to produce and estimated capital needs); (b) an estimated terminal value using a terminal year growth rate of 3.3% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 12.0% based on management’s best estimate of the after-tax weighted average cost of capital.

A decrease in the terminal year growth rate of 1% or an increase of 1% to the discount rate would reduce the fair value of Stratasys-Objet reporting unit by approximately $104 million and $161 million, respectively.

Based on the Company’s assessment as of September 30, 2015, the remaining carrying value of the Stratasys-Objet reporting unit’s goodwill was $446 million.

MakerBot Reporting Unit

For the MakerBot reporting unit, for which the Company previously recorded a non-tax-deductible impairment charges of $102.5 million and $150.4 million in 2014 and the first quarter of 2015, respectively, the Company updated its cash flow projections and related assumptions based on the indicators set forth above and performed a preliminary two-step goodwill impairment test. The updated MakerBot reporting unit’s impairment analysis performed as part of the preliminary step two of the goodwill impairment test determined that the carrying amount of goodwill assigned to the MakerBot reporting unit exceeded its implied fair value. As a result, the Company recorded an additional non-tax-deductible impairment charge of $125.1 million, in order to reduce the carrying amount of goodwill to its implied fair value.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Key assumptions used to determine the estimated fair value include: (a) expected future cash flows (including sales volumes and prices, costs to produce and estimated capital needs); (b) an estimated terminal value using a terminal year growth rate of 3.0% based on the growth prospects of the reporting unit; and (c) a discount rate of 13.5% based on the after-tax weighted average cost of capital, which reflects the associated risks of the MakerBot reporting unit’s future cash flows.

SDM Reporting Unit

The Company updated its cash flow projections and related assumptions based on the indicators set forth above, for the SDM reporting unit and performed a preliminary two-step goodwill impairment test.

The updated SDM reporting unit’s impairment analysis performed as part of the preliminary step two of the goodwill impairment test determined that the carrying amount of goodwill assigned to the SDM reporting unit exceeded its implied fair value. As a result, the Company recorded a tax-deductible impairment charge of $70.2 million, in order to reduce the carrying amount of goodwill to its implied fair value.

When evaluating the fair value of SDM reporting unit the Company used a discounted cash flow model. Key assumptions used to determine the estimated fair value include: (a) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, costs to produce and estimated capital needs); (b) an estimated terminal value using a terminal year growth rate of 3.3% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 13.0% based on management’s best estimate of the after-tax weighted average cost of capital.

A decrease in the terminal year growth rate of 1% or an increase of 1% to the discount rate would reduce the fair value of SDM reporting unit by approximately $8.2 million and $5.4 million, respectively.

Based on the Company’s assessment as of September 30, 2015, the remaining carrying value of the SDM reporting unit’s goodwill was $35 million.

Solidscape Reporting Unit

The Company updated its cash flow projections and related assumptions based on the indicators set forth above, for its Solidscape reporting unit and performed a preliminary two-step goodwill impairment test.

The updated Solidscape reporting unit’s impairment analysis performed as part of the preliminary step two of the goodwill impairment test determined that the carrying amount of goodwill assigned to Solidscape reporting unit exceeded its implied fair value. As a result, the Company recorded a non-tax-deductible impairment charge of $24.6 million, in order to reduce the carrying amount of goodwill to its implied fair value.

When evaluating the fair value of Solidscape reporting unit the Company used a discounted cash flow model. Key assumptions used to determine the estimated fair value include: (a) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, costs to produce and estimated capital needs); (b) an estimated terminal value using a terminal year growth rate of 3.3% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 13.5% based on management’s best estimate of the after-tax weighted average cost of capital.

The Company will continue to monitor its reporting units to determine whether events and changes in circumstances such as significant adverse changes in business climate or operating results, further significant decline in the Company’s share price, changes in management’s business strategy or downward changes of the Company’s cash flows projections, warrant further interim impairment testing.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Other Intangible Assets

Other intangible assets consisted of the following:

	September 30, 2015				December 31, 2014
	Gross		Accumulated	Net	Gross		Accumulated	Net
	Carrying	Accumulated	Impairment	Book	Carrying	Accumulated	Impairment	Book
	Amount	Amortization	Loss	Value	Amount	Amortization	Loss	Value
	U.S. $ in thousands
Developed technology	$512,502	$(149,041)	$(192,391)	$171,070	$512,402	$(109,816)	$(11,636)	$390,950
Patents	16,783	(9,552)	-	7,231	15,209	(8,136)	-	7,073
Trademarks and trade names	60,141	(13,556)	(17,577)	29,008	60,046	(9,519)	-	50,527
Customer relationships	151,098	(38,652)	(28,072)	84,374	148,338	(26,219)	-	122,119
Non-compete agreements	10,843	(5,504)	(143)	5,196	10,843	(3,952)	-	6,891
Capitalized software development costs	18,278	(15,105)	-	3,173	17,290	(14,423)	-	2,867
In process research and development	22,179	-	(12,846)	9,333	20,476	-	(3,000)	17,476
	$791,824	$(231,410)	$(251,029)	$309,385	$784,604	$(172,065)	$(14,636)	$597,903

Prior to conducting the interim quantitative assessment for goodwill impairment of the MakerBot reporting unit as of March 31, 2015, the Company evaluated the recoverability of the MakerBot reporting unit long-lived assets, including its purchased intangible assets due to a decrease of MakerBot product and service revenues in the first quarter of 2015 as compared to the fourth quarter of 2014 as well as lower forecasted profitability due to current trends in the 3D desktop market. The Company assessed the recoverability of the MakerBot reporting unit intangibles assets based on their projected undiscounted future cash flows expected to result from each intangible asset. Based on the results of the recoverability assessment, the Company determined that the carrying values of certain of the MakerBot reporting unit intangible assets exceeds their undiscounted cash flows projections and therefore were not recoverable and considered to be impaired. For those unrecoverable intangible assets, the Company recorded impairment charges of $43.2 million during the first quarter of 2015, in order to reduce the carrying amount of those intangible assets to their estimated fair value. Impairment charges of $29.8 million, related to developed technology intangible assets were classified as costs of sales and impairment charges of $13.4 million related customer relationships intangible assets were classified as selling, general and administrative expenses.

Prior to conducting the interim quantitative assessment for goodwill impairment of its reporting units as of September 30, 2015, the Company tested the recoverability of its reporting units' long-lived assets, including its purchased intangible assets. The Company concluded that the carrying amount of certain of its purchased intangible assets might not be recoverable due to certain indicators of impairment including weaker than expected operating results of its reporting units for the third quarter of 2015 and reorganization initiatives for the Company's operations.

The Company assessed the recoverability of its definite-life intangibles assets based on their projected undiscounted future cash flows expected to result from each intangible asset. Based on the results of the recoverability assessment, the Company determined that the carrying values of certain of its intangible assets exceeds their undiscounted cash flows projections and therefore were not recoverable and considered to be impaired. For those unrecoverable intangible assets, the Company recorded impairment charges of $183.4 million during the third quarter of 2015, in order to reduce the carrying amount of those intangible assets to their estimated fair value. Impairment charges of $151.0 million, related to developed technology intangible assets were classified as costs of sales and impairment charges of $32.4 million related customer relationships, trade names and non-compete agreements intangible assets were classified as selling, general and administrative expenses.

The Company assessed the recoverability of its indefinite-life intangibles assets based on their projected discounted future cash flows expected to result from each intangible asset, by using the probability-weighted cash flow approach. Based on the results of the recoverability assessment, the Company determined that the carrying value of certain of its indefinite-life intangible assets exceeds their fair values and therefore are not recoverable.

For those unrecoverable intangible assets, the Company recorded impairment charges of $9.8 million, related to its in-process research and development projects during the third quarter of 2015, in order to reduce the carrying amount of those intangible assets to their estimated fair value. Impairment charges related to in-process research and development projects are classified as research and development expenses.

The impairment charges were measured as the difference between the carrying amounts of those intangible assets and their fair values. The fair values of those intangible assets were determined under the income approach, which is based on a discounted cash flow model, which utilized Level 3 measures that represent updated revenue projections and profit margins over the expected remaining useful life of the asset, as well as the associated relevant risk factor added to the discount rate.

Amortization expense relating to intangible assets for the three-month periods ended September 30, 2015 and 2014 was approximately $18.8 million and $21.3 million, respectively.

Amortization expense relating to intangible assets for the nine-month periods ended September 30, 2015 and 2014 was approximately $59.3 million and $60.2 million, respectively.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of September 30, 2015, the estimated amortization expense relating to intangible assets currently subject to amortization for each of the following periods were as follows:

U.S. $ in thousands
Remaining 3 months of 2015	15,767
2016	62,986
2017	62,420
2018	61,136
2019	48,624
Thereafter	49,119
Total	$300,052

Note 5. Loss Per Share

The Company complies with ASC 260, Earnings Per Share, which requires dual presentation of basic and diluted income (loss) per ordinary share attributable to Stratasys Ltd. for all periods presented. Net income (loss) per basic share is computed by dividing net income (loss) attributable to common stockholders of Stratasys Ltd., including adjustment of redeemable non-controlling interest to its redemption amount, by the weighted average number of shares outstanding for the reporting periods.

Diluted net income (loss) per share is computed by dividing the basic net income (loss) per share including adjustment for elimination of the dilutive effect of the Company’s Deferred Payments liability revaluation to it fair value, by the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period. Diluted shares outstanding include the dilutive effect of in-the-money options and restricted stock units (“RSUs”) using the treasury stock method, shares held back from issuance in connection with the MakerBot transaction and presumed share settlement of the Company’s Deferred Payments liability and other retention settlements in connection with the acquisitions.

The following table presents the numerator and denominator of the loss per basic and diluted share computations for the three and nine months ended September 30, 2015 and 2014:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	In thousands, except per share amounts
Numerator:
Net loss attributable to Stratasys Ltd.	$(901,273)	$(31,328)	$(1,140,492)	$(27,414)
Adjustment of redeemable non-controlling interest to redemption amount	-	-	(1,800)	-

Net loss attributable to Stratasys Ltd. for basic and diluted share	(901,273)	(31,328)	(1,142,292)	(27,414)

Denominator:
Weighted average shares – denominator for basic and diluted net loss per share	51,941	50,490	51,437	49,717

Net loss per share attributable to Stratasys Ltd.
Basic	$(17.35)	$(0.62)	$(22.21)	$(0.55)
Diluted	$(17.35)	$(0.62)	$(22.21)	$(0.55)

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The computation of diluted net loss per share, excluded share awards of 3.88 million and 2.65 million for the three months ended September 30, 2015 and 2014, respectively, and 4.33 million and 3.36 million for the nine months ended September 30, 2015 and 2014, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net loss per share. None of the above mentioned adjustments had a dilutive effect on the diluted net loss per share.

During the second quarter of 2015 the Company issued 0.6 million ordinary shares held back in connection with the MakerBot transaction. During the third quarter of 2015 the Company issued 0.3 million ordinary shares with respect to its obligation in connection with acquisitions and other retention liabilities. These shares were included on weighted average basis for the computation of net loss per basic share for the three and nine months ended September 30, 2015.

Note 6. Income Taxes

The Company’s effective tax rate was 3.6% and 41.1% for the three months ended September 30, 2015 and 2014, respectively, and 4.5% and 53.7% for the nine-month periods ended September 30, 2015 and 2014, respectively. The Company’s effective tax rate has varied significantly due to changes in the mix of taxable income and tax loss between the U.S. and Israel.

The Company’s effective tax rate for the three and nine months ended September 30, 2015, was impacted by goodwill impairment of $695.5 million and $845.9 million, respectively, as described in note 4, which is primarily non-tax deductible, and therefore had a significant impact on the effective tax rate for that period. In addition, the impairment of certain intangible assets and tax deductible goodwill, as described in note 4, resulted in a reversal of related deferred tax liabilities amounting to $63.2 million and $80.4 million for the three and nine months ended September 30, 2015, respectively. The Company also recorded a valuation allowance of $49.4 million and $66.6 million for the three and nine months ended September 30, 2015, respectively, against deferred tax assets as it is more likely than not that those deferred tax assets will not be realized in future periods. The Company will continue to monitor whether the realization of its remaining deferred tax assets is more likely than not.

During the second quarter of 2015, the Company adjusted its long-term tax rates due to a recent amendment of the New York City tax law. As a result, the Company recorded a reduction of approximately $1.7 million in its income tax expense associated with the amortization of the intangible assets.

During the second quarter of 2015, the Company adjusted its long-term tax rates associate with taxable income in Israel, due to change in estimates. As a result, the Company recorded an increase of approximately $3.4 million in its income tax expense associated with the amortization of the intangible assets.

Gain of $1.9 million and $8.7 million attributable to the change in fair value of the Company’s earn-out obligations in the three and nine-month periods ended September 30, 2014, respectively, was non-taxable, and therefore had a significant impact on the effective tax rate in those periods.

Note 7. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs that are developed using market data, such as publicly available information about actual events or transactions, and that reflect the assumptions that market participants would use when pricing the asset or liability. Unobservable inputs are inputs for which market data are not available and that are developed using the best information available about the assumptions that market participants would use when pricing the asset or liability.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The fair value hierarchy is categorized into three Levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. Level 2 inputs include inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, by fair value hierarchy, in its consolidated balance sheets:

	September 30, 2015
	Level 2	Level 3	Total
	U.S. $ in thousands
Assets:
Foreign exchange forward contracts not
designated as hedging instruments	$480	$-	$480
Foreign exchange forward contracts
designated as hedging instruments	94	-	94

Liabilities:
Foreign exchange forward contracts not
designated as hedging instruments	(391)	-	(391)
Foreign exchange forward contracts
designated as hedging instruments	(173)	-	(173)
Obligations in connection with acquisitions	-	(8,105)	(8,105)
	$10	$(8,105)	$(8,095)

	December 31, 2014
	Level 2	Level 3	Total
	U.S. $ in thousands
Assets:
Foreign exchange forward contracts not
designated as hedging instruments	$3,753	$-	$3,753

Liabilities:
Foreign exchange forward contracts not
designated as hedging instruments	(2,901)	-	(2,901)
Foreign exchange forward contracts designated
as hedging instruments	(1,243)	-	(1,243)
Obligations in connection with acquisitions	-	(35,656)	(35,656)
	$(391)	$(35,656)	$(36,047)

The Company’s foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).

Other financial instruments consist mainly of cash and cash equivalents, short-term bank deposits, current and non-current receivables, short-term debt, accounts payable and accruals. The fair value of these financial instruments approximates their carrying values.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table is a reconciliation of the changes for those financial liabilities where fair value measurements are estimated utilizing Level 3 inputs, which consist of obligations in connection with acquisitions:

	Nine months ended	Year ended
	September 30, 2015	December 31, 2014
	U.S. $ in thousands
Fair value at the beginning of the period	$35,656	$29,025
Settlements	(4,593)	(10,795)
Additions	-	43,576
Change in fair value recognized in earnings	(22,958)	(26,150)
Fair value at the end of the period	$8,105	$35,656

The Company’s obligations in connection with acquisitions as of September 30, 2015, measured at fair value which utilized Level 3 inputs, are related to the deferred payments in connection with the Solid Concepts transaction. Change in fair value recognized in earnings in the nine months ended September 30, 2015, includes an unrealized gain of approximately $16.8 million and a realized gain of $6.2 million due to revaluation of the deferred payments in connection with the Solid Concepts transaction. For further information refer to note 2.

Note 8. Derivative instruments and hedging activities:

The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		September 30,	December 31,	September 30,	December 31,
	Balance sheet location	2015	2014	2015	2014
		U.S. $ in thousands
Assets derivatives -Foreign exchange contracts, not
designated as hedging instruments	Other current assets	$480	$3,753	$37,993	$45,000
Assets derivatives -Foreign exchange contracts,	Accrued expenses and
designated as cash flow hedge	other current liabilities	94	-	9,518	-
Liability derivatives -Foreign exchange contracts, not	Accrued expenses and
designated as hedging instruments	other current liabilities	(391)	(2,901)	26,737	18,424
Liability derivatives -Foreign exchange contracts,	Accrued expenses and
designated as hedging instruments	other current liabilities	(173)	(1,243)	12,500	38,426
		$10	$(391)	$86,748	$101,850

As of September 30, 2015, the Company had in effect foreign exchange forward contracts, not designated as hedging instruments for the conversion of $48.8 million, $8.9 million and $7.0 million into Euro, New Israeli Shekel and Japanese Yen, respectively. These derivatives are primarily used to reduce the impact of foreign currency fluctuations on certain balance sheet exposures. With respect to such derivatives, loss of $0.2 million and gain of $4.6 million were recognized under financial expense, net for the three-month periods ended September 30, 2015 and 2014, respectively, and gains of $3.4 million and $4.7 million were recognized under financial expense, net for the nine-month periods ended September 30, 2015 and 2014, respectively. Such gains partially offset the revaluation losses of the balance sheet items, which are also recorded under financial expense, net.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of September 30, 2015, the Company had foreign exchange forward contracts in effect for the conversion of $22.0 million designated as a cash flow hedge for accounting purposes. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in New Israeli Shekels. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss. These contracts mature through June 30, 2016.

Note 9. Equity

a. Stock-based compensation plans

Stock-based compensation expense for stock options and equity classified RSUs were allocated as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	U.S. $ in thousands
Cost of sales	$739	$1,282	$4,369	$3,228
Research and development, net	985	1,098	4,359	2,921
Selling, general and administrative	3,112	5,217	15,432	15,262
Total stock-based compensation expenses	$4,836	$7,597	$24,160	$21,411

A summary of the Company’s stock option activity for the nine months ended September 30, 2015 is as follows:

		Weighted Average
	Number of Options	Exercise Price
Options outstanding as of January 1, 2015	1,719,241	$43.89
Granted	736,474	35.58
Exercised	(125,193)	18.79
Forfeited	(69,192)	72.20
Options outstanding as of September 30, 2015	2,261,330	$41.71
Options exercisable as of September 30, 2015	1,039,934	$31.00

The outstanding options generally have a term of ten years from the grant date. Options granted become exercisable over the vesting period, which is normally a four-year period beginning on the grant date, subject to the employee’s continuing service to the Company.

The fair value of stock options is determined using the Black-Scholes model. The weighted-average grant date fair value of options that were granted during the nine-month period ended September 30, 2015 was $16.30 per option.

During the nine-month periods ended September 30, 2015 and 2014, the Company issued 125,193 and 532,547 shares, respectively, upon the exercise of stock options. These stock options exercises resulted in an increase in the Company’s shareholders’ equity of $2.4 million and $7.6 million for the nine-month periods ended September 30, 2015 and 2014, respectively.

As of September 30, 2015, the unrecognized compensation cost related to all unvested stock options of $30.0 million is expected to be recognized as an expense over a weighted-average period of 2.6 years.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

A summary of the Company’s RSUs activity for the nine months ended September 30, 2015 is as follows:

		Weighted Average
	Number of RSUs	Grant Date Fair Value
Unvested RSUs outstanding as of January 1, 2015	667,498	$94.19
Granted	158,861	48.13
Forfeited	(123,858)	92.11
Vested	(84,818)	97.37
Unvested RSUs outstanding as of September 30, 2015	617,683	$83.95

During the nine-month periods ended September 30, 2015 and 2014, the Company granted RSUs for 158,861 and 115,129 ordinary shares of the Company, respectively. The fair value of RSUs is determined based on the quoted price of the Company’s ordinary shares on the date of the grant.

As of September 30, 2015, the unrecognized compensation cost related to all unvested equity classified RSUs of $37.1 million is expected to be recognized as expense on a straight-line basis over a weighted-average period of 2.9 years.

b. Accumulated other comprehensive loss

The following table presents the changes in the components of accumulated other comprehensive loss, net of taxes for the nine months ended September 30, 2015 and 2014:

	Nine months ended September 30, 2015
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2015	$(1,243)	$(2,404)	$(3,647)
Other comprehensive loss before
reclassifications	(411)	(6,216)	(6,627)
Amounts reclassified from accumulated
other comprehensive loss	1,575	-	1,575
Other comprehensive income (loss)	1,164	(6,216)	(5,052)
Balance as of September 30, 2015	$(79)	$(8,620)	$(8,699)

	Nine months ended September 30, 2014
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Other	Total
	U.S. $ in thousands
Balance as of January 1, 2014	$153	$1,922	$(167)	$1,908
Other comprehensive loss before
reclassifications	(1,037)	(2,325)	-	(3,362)
Amounts reclassified from accumulated
other comprehensive income (loss)	(68)	-	167	99
Other comprehensive income (loss)	(1,105)	(2,325)	167	(3,263)
Balance as of September 30, 2014	$(952)	$(403)	$-	$(1,355)

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Amounts reclassified from accumulated other comprehensive loss to earnings were $0.3 million and $1.6 million for the three and nine months ended September 30, 2015.

Realized gains and losses on cash flow hedges were reclassified primarily to research and development, net and selling and general and administrative expenses. Other reclassifications from accumulated other comprehensive loss were reclassified to financial expense, net.

Note 10. Contingencies

On March 4, 2013, five current or former minority shareholders (two of whom were former directors) of the Company filed two lawsuits against the Company in an Israeli central district court. The lawsuits demand that the Company amend its capitalization table such that certain share issuances prior to the Stratasys-Objet merger to certain of Objet’s shareholders named as defendants would be cancelled, with a consequent issuance of additional shares to the plaintiffs to account for the subsequent dilution to which they have been subject. The lawsuits also name as defendants Elchanan Jaglom, Chairman of the Company’s board of directors, David Reis, Chief Executive Officer, various shareholders of the Company who were also shareholders of Objet, and, in one of the lawsuits, Ilan Levin, a director.

The lawsuits allege in particular that a series of investments in Objet during 2002 and 2007 was effected at a price per share that was below fair market value, thereby illegally diluting those shareholders that did not participate in the investments. The plaintiffs also allege that a portion of the amount invested in those transactions was actually invested by an investor who was already a shareholder of Objet and allegedly acting in concert with Mr. Jaglom, and that the interest of these two shareholders in these transactions was not properly disclosed to the minority shareholders at the time. The lawsuits furthermore claim that the Company effectively engaged in backdating the issuance of certain shares, in that shares that Objet reported as having been issued in 2006 and 2007 were actually issued at a subsequent date—as late as 2009. The Company filed its statements of defense in May 2013 denying the plaintiffs’ claims. Also, the Company filed a motion to dismiss the lawsuits on grounds of statute of limitations, laches and lack of cause. On April 8, 2014, the court held a hearing on the motion and the parties submitted summation briefs. On June 10, 2015, the court rendered its decision, rejecting the motion for dismissal of the lawsuits on grounds of statute of limitations and laches. This ruling only addressed the preliminary motion to dismiss the lawsuits, without hearing the case to its merits. On July 9, 2015, the Company and the other defendants filed a motion for leave to appeal to the Israeli Supreme Court with respect to the court’s decision on the preliminary motion. Despite its decision on the preliminary motion, the court dismissed the lawsuit of one of the former directors due to lack of cause. A pre-trial hearing is scheduled for February 18, 2016.

On February 5, 2015, a lawsuit styled as a class action was commenced in the United States District Court for the District of Minnesota, naming the Company and certain of the Company’s officers as defendants. Similar actions were filed on February 9 and 20, 2015, and on March 25, 2015 in the Southern District of New York, the Eastern District of New York, and the District of Minnesota, respectively. The lawsuits allege violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements concerning the Company’s business and prospects. The plaintiffs seek damages and awards of reasonable costs and expenses, including attorneys’ fees. On April 3 and 6, 2015, the courts in the Southern and Eastern Districts of New York, respectively, entered orders transferring their cases to the District of Minnesota.

On April 15, 2015, the cases were consolidated for all purposes, and on April 24, 2015, the court entered an order appointing lead plaintiffs and approving their selection of lead counsel for the putative class. On July 1, 2015, lead plaintiffs filed their Consolidated Complaint. On August 31, 2015, Defendants moved to dismiss the Consolidated Complaint for failure to state a claim. The Company intends to mount vigorous defenses to these lawsuits.

The Company is a party to various other legal proceedings, the outcome of which, in the opinion of management, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.